Morgan, Lewis & Bockius LLP                                         MORGAN LEWIS
1701 Market Street
Philadelphia, PA 19103-2921
215.963.5000
Fax: 215.963.5001
www.morganlewis.com

December 15, 2015

FILED AS EDGAR CORRESPONDENCE

Marianne Dobelbower, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:     Winton Series Trust 485(a) Filing (File Nos. 333-199287 and 811-23004)
        ------------------------------------------------------------------------

Dear Ms. Dobelbower:

On behalf of our client, Winton Series Trust (the "Trust"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone on November 19, 2015, regarding the Trust's post-effective amendment no. 2, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment no. 4, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC on October 2, 2015 pursuant to Rule 485(a) under the 1933 Act (the "Amendment") with respect to the Winton European Equity Portfolio, the Winton U.S. Equity Portfolio, and the Winton International Equity Portfolio (each a "Fund," and together the "Funds"). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by Winton Capital US LLC (the "Adviser"). Capitalized terms not defined herein should be given the meaning provided in the Amendment.

COMMENTS ON THE PROSPECTUS

1. COMMENT. In each Fund's "Annual Fund Operating Expenses" table, please include the sum of the "Shareholder Servicing Fees" row and the "Other Fund Expenses" row in the "Other Expenses" row.

     RESPONSE. The requested changes have been made.

2. COMMENT. For each Fund, please explain supplementally the basis for the calculation of "Other Fund Expenses" in the "Annual Fund Operating Expenses" table and confirm that "Other Fund Expenses" cannot be broken down further into additional expense line items.

     RESPONSE. The Trust confirms that each Fund's "Other Fund Expenses" in its Annual Fund Operating Expenses" table is calculated based on the methodology provided by Form N-1A, and that the value of each Fund's "Other Fund Expenses" appears to be relatively high primarily because the calculations assume a conservative amount of assets for each Fund during its initial fiscal period. The Trust does not believe that the "Other Expenses" item can be broken down further into additional items that would be meaningful to investors.

3. COMMENT. For each Fund, please confirm that the fees and expenses incurred indirectly by such Fund as a result of investment in shares of one or more acquired funds are not expected to exceed 0.01 percent of the average net assets of the Fund during the current fiscal year, or alternatively, add an "Acquired Fund Fees and Expenses" row to the "Annual Fund Operating Expenses" table and disclose in the row the estimated fees and expenses to be incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds during the current fiscal year.

     RESPONSE. The Trust confirms that the fees and expenses incurred indirectly by each Fund as a result of investment in shares of one or more acquired funds are not currently expected to exceed 0.01% of the average net assets of the Fund during the current fiscal year.

4. COMMENT. In the second footnote to each Fund's "Annual Fund Operating Expenses" table, please clarify that the Adviser may recoup waived fees and/or reimbursed expenses only to the extent that the Fund's Total Annual Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit in effect at the time that the fees waived and/or expenses reimbursed are recovered.

     RESPONSE. The requested changes have been made.

5.   COMMENT. In each Fund's "Principal Investment Strategies" section:

     a.   Please define "Program."

     RESPONSE. The requested change has been made.

     b. In the fifth paragraph, please clarify the following sentence using plain English: "The inclusion of transaction costs encourages limited turnover and makes the system prioritize trades with the greatest expected overall benefit to the Fund's portfolio."

     RESPONSE. The requested change has been made.

     c. The fifth paragraph states that "[t]he inclusion of transaction costs encourages limited turnover." Please explain how this statement is consistent with the "Portfolio Turnover Risk" disclosure included in the "Principal Risks" section.

     RESPONSE. While limitation of transaction costs is a feature of the Investment System, it is still a possibility (and a risk) that the Fund may frequently buy and sell certain securities, thus leading to additional costs and potentially increased capital gains tax liabilities. The magnitude of such costs and any tax implications should, however, be mitigated by turnover limits and prioritization of cost-effective trades, as noted in the prospectus.

     d.   In the sixth paragraph, please clarify the term "investment system."

     RESPONSE. The requested change has been made.

6. COMMENT. Please confirm supplementally that the Adviser's investment strategies are operated as a fully automated computer-based investment system without any human intervention.

     RESPONSE. The Adviser's investment strategies are operated as an automated computer-based investment system. The investment system encompasses two elements: (i) portfolio construction and (ii) execution. Portfolio construction is based on mathematical models. These models are modified over time as the Adviser monitors the operation of the Program and undertakes further research. Portfolio construction therefore generally takes place on a fully automated basis without human intervention, within the parameters set by the mathematical model as modified from time to time. Most of the Adviser's investment decisions are made strictly in accordance with the output of its investment system. However the Adviser may, in exceptional circumstances (such as the occurrence of events that fall outside the input parameters of the system), make investment decisions based on other factors and take action to override the output of the system to seek to protect the interests of the Fund's shareholders. Execution is largely an automated process, but requires human intervention in the following circumstances: (a) to route orders to the market; and (b) to supplement the output of the mathematical model through proxy investments, such as exchange traded funds, when, for whatever reason, the full universe of instruments cannot be traded directly.

7. COMMENT. In the Winton U.S. Equity Portfolio's "Principal Investment Strategies" section:

     a. In the first paragraph, please consider stating the percentage of the Fund's net assets that may be invested in depositary receipts and equities of companies listed for trading outside of the United States.

     RESPONSE. The requested change has been made.

     b. In the first paragraph, please clarify the term "data quality requirements."

     RESPONSE. The requested change has been made.

8. COMMENT. Please explain supplementally the difference between the S&P 500 Index and the S&P 500 Net Total Return Index, if any.

     RESPONSE. There are several versions of the S&P 500 Index, with the key difference between each version being the extent to which it reflects re-investment of dividends. The S&P 500 Net Total Return Index reflects the price index performance plus the performance impact due to re-invested dividends (adjusted for withholding tax applicable to non-US investors).

9. COMMENT. Please confirm supplementally that the Winton U.S. Equity Portfolio and the Winton International Equity Portfolio each does not expect to invest in securities of emerging market issuers as part of its principal investment strategy or, alternatively, add appropriate disclosure.

     RESPONSE. The Trust confirms that the Winton U.S. Equity Portfolio and the Winton International Equity Portfolio each does not expect to invest in securities of emerging market issuers as part of its principal investment strategy.

10. COMMENT. Please specify in what countries the Winton International Equity Portfolio may invest.

     RESPONSE. The Fund does not have a principal investment strategy to invest in any specific country or group of countries, and while the countries in which the Fund invests broadly correspond with those of its benchmark, the MSCI Europe, Australasia, Far East Net Total Return Index (USD), they may change at any time. Accordingly, the Trust believes that specifying which countries the Fund may invest in pursuant to a non-principal investment strategy would not provide meaningful disclosure to investors and may, in fact, create confusion as to which countries the Fund is invested in at any particular time. Therefore, the Trust respectfully declines to make the requested change.

11. COMMENT. In the "More Information about Risk" section, please revise the "Exchange-Traded Funds Risk" disclosure to clarify the effect an ETF trading at a premium or discount to its intrinsic value would have on shareholders.

     RESPONSE. The requested change has been made.

12.  COMMENT. In the "Related Performance Data of Comparable Accounts" section:

     a. Please discuss why the Prior Comparable Account no longer exists and state the date that the Prior Comparable Account closed.

     RESPONSE. The Prior Comparable Account has been removed from the section. Accordingly, no changes have been made in response to this comment.

     b. Please confirm that all accounts advised by Messrs. Harding and Beddall that have investment objectives, policies and strategies substantially similar to those of a Fund are included in that Fund's Comparable Accounts disclosure.

     RESPONSE. The Adviser confirms that all accounts managed by Messrs. Harding and Beddall that have investment objectives, policies and strategies substantially similar to those of a Fund are included in that Fund's Comparable Accounts disclosure.

     c. Please confirm that all Comparable Accounts are managed by the Adviser.

     RESPONSE. Winton Capital Management Limited, a sister company of the Adviser, and not the Adviser, advises all Comparable Accounts. Accordingly, the Adviser cannot make the requested confirmation. The performance of the Comparable Accounts is being included in the prospectus in reliance on the Bramwell Growth Fund No-Action Letter (available August 7, 1996) ("Bramwell"). Messrs. Harding and Beddall, in their capacities respectively as Chief Executive Officer and Chief Investment Officer of Winton Capital Group Limited, the parent company of each of the Adviser and Winton Capital Management Limited, are primarily responsible for advising the Funds.
     As disclosed in the prospectus, by virtue of such positions, they also are primarily responsible for advising the Comparable Accounts. In connection with the requirements of Bramwell, the Adviser confirms the following: (i) Messrs. Harding and Beddall are primarily responsible for advising the Comparable Accounts, (ii) there are no portfolio managers that are primarily responsible for advising the Comparable Accounts, other than Messrs. Harding and Beddall, (iii) Messrs. Harding and Beddall will be the only individuals that are primarily responsible for advising the Funds and
     (iv) as confirmed in response to comment 12(b), the performance presentation does not exclude any substantially similar accounts advised by Messrs. Harding and Beddall.

     The Adviser notes that, due to its structure as it relates to Winton Capital Group Limited, it believes that it also is able to rely on GE Funds, SEC No-Action Letter (February 7, 1997) ("GE Funds"), which builds upon the no-action relief granted in Nicholas-Applegate Mutual Funds No-Action Letter (pub. avail. Aug. 6, 1996) ("Nicholas Applegate").

     In Nicholas-Applegate, the Staff agreed not to recommend enforcement action to the Commission under Section 34(b) of the 1940 Act or Section 206 of the Investment Advisers Act of 1940, as amended where a fund includes in its prospectus performance information of accounts with substantially similar investment objectives, policies, and strategies managed by the fund's investment adviser ("Portfolios") provided that the information is not presented in a misleading manner and does not obscure or impede the understanding of information that is required to be included in the prospectus. In providing the no-action relief, the Staff relied on representations that (i) the Portfolios' performance information would be presented no more prominently than the fund's performance; (ii) the prospectus would disclose prominently that the performance of the Portfolios does not represent the historical performance of the fund and should not be interpreted as indicative of the future performance of the fund; (iii) the Portfolios' performance would be compared to an appropriate securities index, and (iv) the prospectus specifically would disclose that the Portfolios are not subject to certain investment limitations, diversification requirements, and other restrictions imposed by the 1940 Act and the Internal Revenue Code, which, if applicable, may have adversely affected the performance results of the Portfolios.

     In GE Funds, the Staff granted a no-action request to a registered open-end investment company that, in accordance with the Staff's position in Nicholas-Applegate, intended to include in its prospectus information regarding the performance of accounts managed by its investment adviser or an affiliate of its investment adviser, where the investment professionals responsible for the investment operations of each entity were virtually identical.

     The Adviser was formed as a subsidiary of Winton Capital Group Limited to serve as its investment adviser to U.S. clients. However, all investment advisory personnel of the Adviser, including those who provide investment advisory services for the Funds (i) are also investment advisory personnel of Winton Capital Management Limited, a sister company of the Adviser and
     (ii) operate out of Winton Capital Management Limited's offices in London, UK. Because the investment professionals responsible for the investment operations of the Adviser and Winton Capital Management Limited are identical, and Messrs. Harding and Beddall are primarily responsible for advising the Comparable Accounts, the Trust and the Adviser believe that the inclusion of the Comparable Accounts in the prospectus is consistent with Staff guidance.

     d. Please confirm that the Adviser maintains the books and records necessary to substantiate the performance of the Comparable Accounts, in accordance with Rule 204- 2(a)(16) under the Investment Advisers Act of 1940, as amended (the "Advisers Act").

     RESPONSE. While the Adviser does not necessarily concur that including the Comparable Account performance in the prospectus is an advertisement that is subject to Rule 204-2(a)(16) under the Advisers Act, the Adviser confirms that it will maintain records necessary to substantiate the performance.

     e. Please remove the "Performance of U.S. Equity Comparable Account (Prior)" table.

     RESPONSE. The requested change has been made.


                            * * * * * * * * * * * *

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) Staff comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Very truly yours,

/s/ David W. Freese
-------------------
David W. Freese, Esq.